UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

November 5, 2019

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Novo Nordisk A/S – Share repurchase programme

Bagsværd, Denmark, 5 November 2019 – As part of the up to DKK 15 billion 2019 share repurchase programme, Novo Nordisk A/S has now initiated a new share repurchase programme for an amount of up to DKK 2.1 billion in accordance with Article 5 of Regulation No 596/2014 of the European Parliament and Council of 16 April 2014 (MAR) and the Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016 (the "Safe Harbour Rules”).

For that purpose, Novo Nordisk A/S has appointed Nordea Danmark, Filial af Nordea Bank Abp, as lead manager to execute the programme independently and without influence from Novo Nordisk A/S. The purpose of the programme is to reduce the company’s share capital and to meet obligations arising from share-based incentive programmes. Under the agreement, Nordea Danmark, Filial af Nordea Bank Abp, will repurchase B shares on behalf of Novo Nordisk A/S during the trading period starting 6 November 2019 and ending on 3 February 2020.

A maximum of 195,017,045 B shares in total can be bought during the trading period. The maximum number of B shares that can be repurchased on a single trading day may not exceed 20% of the average daily trading volume of Novo Nordisk B shares on the trading venue, on which the purchase takes place, in the preceding 20 trading days of the purchase (excluding the day of the purchase). At least once every seven trading days, Novo Nordisk A/S will issue an announcement in respect of the transactions made under the repurchase programme.

Novo Nordisk is a global healthcare company with more than 95 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat obesity, haemophilia, growth disorders and other serious chronic diseases. Headquartered in Denmark, Novo Nordisk employs approximately 42,200 people in 80 countries and markets its products in more than 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube.

Further information

Media:
Anne Margrethe Hauge	+45 4442 3450	amhg@novonordisk.com
Ken Inchausti (US)	+1 609 240 9429	kiau@novonordisk.com

Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Valdemar Borum Svarrer	+45 3079 0301	jvls@novonordisk.com
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com
Mark Joseph Root	+45 3079 4211	mjhr@novonordisk.com
Kristoffer Due Berg (US)	+1 609 235 2989	krdb@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 65 / 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: November 5, 2019	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer